Mail Stop 4561

December 16, 2008

Mr. Jeffrey A. Patterson
Chief Executive Officer and President
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601

> **Re: Prime Group Realty Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 07/23/08**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed 08/14/08**
> **File No. 001-13589**

Dear Mr. Patterson:

We have reviewed your response letter dated December 12, 2008 and have the following additional comment. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 15 – Commitments and Contingencies, page F-40

1.   We note your response to comment 2. Please additionally tell us the following:
- Explain in more detail the "alternative way" that Mr. Casati developed to preserve his tax position as represented to us in your response letter dated November 5, 2008

- Since this was a change in circumstances that resulted in the elimination of the contingency, tell us why you believe that the payment should not be recorded as an expense
- Further explain your business reason for paying Mr. Casati $4.2 million if you previously concluded that it was not probable that you would have to pay out under the tax indemnity agreement
- You stated in your response dated December 12, 2008 that the contingency amount became determinable as a result of the January 2006 payment; however, based on your previous responses and previous accounting for the tax indemnity agreement, it appears that you determined the value to be zero at the time of the Lightstone acquisition. Please explain.

*****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief